
07008247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2006 AND ENDING 8/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONOVER SECURITES CORPORAION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11250 KIRKLAND WAY, SUITE 100
(No. and Street)

KIRKLAND	WA	98033
(City)	(State)	(Zip Code)


SEC RECEIVED
PROCESSING
OCT 3 0 2007
WASH, D.C.
186
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY ANN ALLEN (405) 455-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEMASTER & DANIELS PLLC
(Name – *if individual, state last, first, middle name*)

601 W. RIVERSIDE, SUITE 700	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARY ANN ALLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONOVER SECURITIES CORPORATION, as of AUGUST 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary Ann Allen
Signature

President
Title


PATRICE M. HUGHES
Commission Expires
NOTARY
PUBLIC
01-16-2011
STATE OF WASHINGTON

Patrice M. Hughes
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Indepdent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONOVER SECURITIES CORPORATION

Financial Statements and
Independent Auditors' Report

August 31, 2007

Conover Securities Corporation

Contents



LeMASTER & DANIELS PLLC

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA
BOISE

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF McGLADREY NETWORK

INDEPENDENT AUDITORS' REPORT

Board of Directors
Conover Securities Corporation
Kirkland, Washington

We have audited the accompanying statement of financial condition of Conover Securities Corporation as of August 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conover Securities Corporation as of August 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 10-11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
October 23, 2007

Conover Securities Corporation

Statement of Financial Condition — August 31, 2007

Assets

Cash		$ 68,721
Commissions receivable		1,942
Common stock investment, at fair value		22,862
		$ 93,525

Liabilities and Stockholders' Equity

LIABILITIES:		
Commissions payable		$ 1,017
Accrued liabilities		7,619
Rent payable		25,000
Deferred income taxes		1,379
Total liabilities		35,015
STOCKHOLDERS' EQUITY:		
Common stock – no par value; 50,000 shares authorized; 1,000 shares issued and outstanding	$ 4,500	
Retained earnings	54,010	
Total stockholders' equity		58,510
		$ 93,525

See accompanying notes to financial statements.

Conover Securities Corporation

Statement of Operations **Year Ended August 31, 2007**

REVENUES:		
Commissions, listed transactions		$ 3,706
Commissions, mutual funds		140,403
Other commissions and fees		268,786
		412,895
EXPENSES:		
Commissions	$ 137,328	
Salaries and wages	204,010	
Regulatory fees	3,721	
Legal and accounting	10,423	
Rent, office	25,000	
Business and payroll taxes	21,627	
Office expenses and postage	2,511	
Other expenses	2,482	
		407,102
		5,793
OTHER INCOME (EXPENSE):		
Unrealized gains on marketable securities	2,905	
Other expense	(40)	
Interest income	28	
		2,893
INCOME BEFORE INCOME TAX		8,686
FEDERAL INCOME TAX		-
NET INCOME		$ 8,686

See accompanying notes to financial statements.

Conover Securities Corporation

Statement of Changes in Stockholders' Equity — **Year Ended August 31, 2007**

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	1,000	$ 4,500	$ 45,324	$ 49,824
ADD:				
Net income	-	-	8,686	8,686
BALANCES, END OF YEAR	1,000	$ 4,500	$ 54,010	$ 58,510

See accompanying notes to financial statements.

Statement of Cash Flows — Year Ended August 31, 2007

Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers		$ 411,227
Cash paid to suppliers and employees		(368,713)
Interest income received		28
Net cash provided by operating activities		42,542
CASH, BEGINNING OF YEAR		26,179
CASH, END OF YEAR		$ 68,721

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net income		$ 8,686
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gains on marketable securities	$ (2,905)	
(Increase) decrease in assets:		
Prepaid expenses	4,000	
Commissions receivable	(1,668)	
Employee receivable	1,000	
Increase in liabilities:		
Commissions payable	810	
Accrued liabilities	7,619	
Rent payable	25,000	
		33,856
Net cash provided by operating activities		$ 42,542

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Conover Securities Corporation (the Company) is a broker and dealer in securities located in Kirkland, Washington, and is a member of the National Association of Security Dealers. The Company deals primarily in mutual funds and clears all customer individual stock and bond transactions through Pershing LLC. The Company was purchased by Abacus Group LLC effective October 1, 2004.

Summary of Significant Accounting Policies:

Cash – Cash includes checking accounts and money market accounts.

Commissions receivable – An allowance for doubtful commissions receivable has not been provided as it is management's opinion that all amounts are collectible.

Furniture and equipment – Furniture and equipment are stated at cost. Furniture and equipment are depreciated using the straight-line method with estimated useful lives of three to seven years for financial reporting purposes, while expense elections under Internal Revenue Service Section 179 or estimated useful lives of five to seven years are utilized for tax purposes.

Income taxes – The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Under the asset and liability method prescribed by SFAS No. 109, deferred income taxes are provided for temporary differences between the financial reporting and tax bases of assets and liabilities. The major temporary difference includes unrealized gains on securities and net operating loss carryforwards. The deferred tax liability represents future tax return consequence of this difference which will be taxable when assets and liabilities are recovered or settled.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 — FURNITURE AND EQUIPMENT:

Furniture and equipment are comprised of the following:

Furniture and fixtures	$ 8,487
Data processing equipment	6,087
	14,574
Less accumulated depreciation	14,574
	$ -

NOTE 3 — FEDERAL INCOME TAXES:

No provision for federal income taxes is required due to a net operating loss carryover. At August 31, 2007, net deferred tax liabilities totaled $1,379. The Company has a net operating loss carryforward of approximately $3,000 which will expire in 2026.

NOTE 4 — NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2007, the Company had net capital of $54,374 which was $49,374 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.62 to 1 at August 31, 2007.

NOTE 5 — RELATED-PARTY TRANSACTIONS:

The Company shares office space with Abacus Group LLC, which is composed of three separate companies: Conover Securities Corp., Conover Tax and Accounting, and Conover Capital Management, a Registered Investment Advisor firm. During the year ended August 31, 2007, the Company recorded rent expense payable to Abacus Group LLC in the amount of $25,000.

SUPPLEMENTAL INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

August 31, 2007

NET CAPITAL:	
Total stockholders' equity	$ 58,510
DEDUCTIONS AND CHARGES:	
Nonallowable assets:	
Employee receivable	125
HAIRCUTS ON SECURITIES	4,011
NET CAPITAL	$ 54,374
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 1,017
Accrued liabilities	7,619
Rent payable	25,000
TOTAL AGGREGATE INDEBTEDNESS	$ 33,636
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital, the greater of $5,000 or 6⅔% of aggregate indebtedness	$ 5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 49,374
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.62 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net capital as reported in Company's Part II FOCUS report	$ 80,862
Adjustments to payables	(25,000)
Adjustments to wages payable	(7,534)
Adjustments to federal income taxes	5,759
Other adjustments	287
	$ 54,374

See accompanying independent auditors' report.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

August 31, 2007

Exemptive Provisions:

The Company has claimed an exemption from Rule 15c3-3 under Section (9k)(2)(ii), in which all customer transactions are cleared through another broker on a fully disclosed basis.

Company's clearing firm:

Pershing LLC

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Conover Securities Corporation
Kirkland, Washington

In planning and performing our audit of the financial statements of Conover Securities Corporation (the Company) as of and for the year ended August 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the August 31, 2007, financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LeMaster & Daniels PLLC

Spokane, Washington
October 23, 2007

END